UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Convocation of Extraordinary General Meeting of Shareholders

On November 20, 2009, the board of directors of KB Financial Group Inc. resolved to convene an extraordinary general meeting of shareholders as follows:

   • Date and Time: Thursday, January 7, 2010, 10:00 am. local time

   • Venue: 4th Floor Auditorium, Kookmin Bank, 36-3, Yeouido-dong,
            Yeongdeungpo-gu, Seoul, Korea

   • Agenda: Appointment of executive director(s)

* Details regarding the candidates for executive directors will be disclosed after the list of such candidates is finalized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: November 20, 2009	By:	/s/ Jung Hoe Kim
	Name:	Jung Hoe Kim
	Title:	President & Chief Operating Officer